Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-91187) of WESCO International, Inc. of our report dated June 26, 2009, with respect to the statement of net assets available for benefits of WESCO Distribution, Inc. Retirement Savings Plan as of December 29, 2008, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of Schedule H, Line 4 - schedule of assets (held at end of year) as of December 29, 2008, which report appears in the December 29, 2008 annual report on Form 11-K of WESCO Distribution, Inc. Retirement Savings Plan.
/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 26, 2009